08001403

:nBEV

RECEIVED

2008 MAR 25 A 5:40

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 20 maart 2008

Dear Madam,

Subject: ~~Interbrew S.A.~~ InBev (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
MAR 26 2008
THOMSON FINANCIAL

Benoît Loore
Assistant Corporate Secretary

Jlw 3/25

Enclosure: press releases

InBev nominates new Director

InBev's Board of Directors today announced the nomination of Stéfan Descheemaeker as a non-executive Director. He will replace Allan Chapin who will be retiring from the Board on 29 April. The confirmation of Mr. Descheemaeker as Director is subject to the approval of the shareholders at the next annual shareholders meeting to be held on 29 April 2008.

Stéfan Descheemaeker is a Belgian citizen and holds a degree in Commercial Engineering from the Solvay Business School. He joined InBev in 1996 as head of External Growth and has since held several executive management positions including as President of the company's Central & Eastern European and Western European Zones. He was most recently appointed Chief Strategy Officer of InBev, a position that he will relinquish concurrent with his appointment as a non-executive Director. Following confirmation of Stéfan's appointment as a Director, responsibility for InBev's Strategic and Business Cycle will rest with Felipe Dutra, CFO.

Commenting on the changes, Peter Harf, Chairman of the Board said: "*I would like to thank Allan for his active and significant contributions over the last 14 years. The Board and the executives of InBev wish him a well deserved retirement. I am also pleased to welcome Stéfan as a new Board member. His combination of management and strategic experience will be a valuable addition to the Board.*"

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today, it is the leading global brewer. As a true consumer-centric, sales driven company, InBev manages a carefully segmented portfolio of more than 200 brands. This includes true beer icons with global reach like Stella Artois® and Beck's®, fast growing multi-country brands like Leffe® and Hoegaarden®, and many consumer loved "local champions" like Skol®, Quilmes®, Sibirskaya Korona®, Chernigivske®, Sedrin®, Cass® and Jupiler®. InBev employs close to 89 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2007, InBev realized 14.4 billion euro of revenue. For further information visit www.InBev.com"

END

Contact information

Marianne Amssoms
Vice President External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Gwendoline Ornigg
Director Global External Communications
Tel : +32-16-27-65-72
E-mail : gwendoline.ornigg@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
E-mail: philip.ludwig@inbev.com

Thelke Gerdes
Investor Relations Manager
Tel : +32-16-27-68-88
E-mail: thelke.gerdes@inbev.com